

November 26, 2013

<u>Via E-mail</u>
Thomas A. Nicolette
Chief Executive Officer, President and Director
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

      Re: Akers Biosciences, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed November 18, 2013
              File No. 333-190456

Dear Mr. Nicolette:

      We have reviewed your amended registration statement and your response letter dated November 18, 2013 to our comment letter dated November 14, 2013 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Consolidated Financial Statements</u>
<u>Nine Months ended September 30, 2013 and 2012</u>
<u>Note 20--Subsequent Events, page F-16</u>

1. As a reminder, please disclose any equity issuances made subsequent to the latest balance sheet date, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any transactions. Disclose the reasons for any differences between the fair value used for these equity issuances and your anticipated IPO price.

2. As adjusted for the 1 for 156 reverse stock split, the purchase price of the 80 million shares issued in June 2013 appeared to equate to $3.12 per share. We may have further comments, regarding the difference between this $3.12 price per share and your anticipated IPO price.

<u>Consolidated Financial Statements</u>
<u>Years Ended December 31, 2012 and 2011</u>
<u>General</u>

3. Please retroactively adjust all shares and per share amounts for the 1 for 156 reverse stock split that took effect on November 22, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Joseph Lucosky, Esq.
        Lucosky Brookman LLP
        101 Wood Avenue South, 5th Floor
        Woodbridge, NJ 08830